Investor Presentation



May/June 2020

  

Forward-Looking Statements

This communication may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that reflect, when made, Delphi Technologies PLC's ("Delphi Technologies") or BorgWarner Inc.'s ("BorgWarner") respective current views with respect to future events, including the proposed transaction, and financial performance or that are based on their respective management's current outlook, expectations, estimates and projections, including with respect to the combined company following the proposed transaction, if completed. Such forward-looking statements are subject to many risks, uncertainties and factors relating to Delphi Technologies' or BorgWarner's respective operations and business environment, which may cause the actual results of Delphi Technologies or BorgWarner to be materially different from any future results. All statements that address future operating, financial or business performance or Delphi Technologies' or BorgWarner's respective strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "could," "designed," "effect," "evaluates," "forecasts," "goal," "guidance," "initiative," "intends," "pursue," "seek," "target," "when," "will," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "projects," "potential," "outlook" or "continue," the negatives thereof and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the possibility that the proposed transaction will not be pursued; failure to obtain necessary shareholder approvals, regulatory approvals or required financing or to satisfy any of the other conditions to the proposed transaction; adverse effects on the market price of Delphi Technologies' ordinary shares or BorgWarner's shares of common stock and on Delphi's or BorgWarner's operating results because of a failure to complete the proposed transaction; failure to realize the expected benefits of the proposed transaction; failure to promptly and effectively integrate Delphi Technologies' businesses; negative effects relating to the announcement of the proposed transaction or any further announcements relating to the proposed transaction or the consummation of the proposed transaction on the market price of Delphi Technologies' ordinary shares or BorgWarner's shares of common stock; significant transaction costs and/or unknown or inestimable liabilities; potential litigation associated with the proposed transaction; general economic and business conditions that affect the combined company following the consummation of the proposed transaction; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Delphi's or BorgWarner's control.

For additional information about these and other factors, see the information under the caption "Risk Factors" in Delphi Technologies' most recent Annual Report on Form 10-K filed with the SEC and "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed on February 13, 2020, and the information under the caption "Risk Factors" in BorgWarner's most recent Annual Report on Form 10-K filed with the SEC and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on February 13, 2020.

Delphi Technologies' and BorgWarner's forward-looking statements speak only as of the date of this communication or as of the date they are made. Delphi Technologies and BorgWarner each disclaim any intent or obligation to update or revise any "forward looking statement" made in this communication to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as may be required by law. All subsequent written and oral forward-looking statements attributable to Delphi Technologies, BorgWarner or their respective directors, executive officers or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Forward-looking statements are not guarantees of performance, and the Company's actual results may differ materially from those expressed, projected or implied in or by the forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed, projected or implied in or by the forward-looking statements. These risks and uncertainties, among others, include: uncertainties regarding the extent and duration of impacts of matters associated with COVID-19/coronavirus; the failure to complete our anticipated acquisition of Delphi Technologies, as a result of, by way of example, the failure to: satisfy the conditions to the completion of the transaction, obtain the regulatory approvals required for the transaction on the terms expected or on the anticipated schedule, or obtain Delphi Technologies stockholder approval in a timely manner or otherwise; our dependence on automotive and truck production, both of which are highly cyclical; our reliance on major OEM customers; commodities availability and pricing; supply disruptions; fluctuations in interest rates and foreign currency exchange rates; availability of credit; our dependence on key management; our dependence on information systems; the uncertainty of the global economic environment; the outcome of existing or any future legal proceedings, including litigation with respect to various claims; future changes in laws and regulations, including, by way of example, tariffs, in the countries in which BorgWarner operates; and other risks noted in reports that BorgWarner files with the Securities and Exchange Commission, including the Risk Factors in BorgWarner's most recently filed Annual Report on Form 10-K. We do not undertake any obligation to update or announce publicly any updates to or revision to any of the forward-looking statements in this communication to reflect any change in our expectations or any change in events, conditions, circumstances, or assumptions underlying the statements.

BorgWarner

BorgWarner Today

- Executing Balanced Propulsion Strategy

- Significant Sources of Liquidity to Manage Through Current Environment

- Delivering Outgrowth Across  ,  and

  Combustion   Hybrid   Electric

- Product Leadership Remains the Driver of Our Business

BorgWarner

2020 BorgWarner LV Production Scenarios



Full Year Production		
(% change from 2019)		
North America	-27%	to -35%
Europe	-29%	to -38%
China	-18%	to -21%
Global	**-25%**	**to -31%**

2020 Net Sales Outlook

$ in millions

Full-Year Net Sales Outlook High-End

2019 proforma excl. Thermostat business	$10,138
FX	$(120)
Market	$(2,505)
Outgrowth	$487
2020 net sales	$8,000

- Global BWA LV market down ~25%
- Organic revenue decline of ~20%, as market decline is offset by 500 basis points of outgrowth

Full-year Net Sales Outlook Low-End

2019 proforma excl. Thermostat business	$10,138
FX	$(120)
Market	$(3,165)
Outgrowth	$397
2020 net sales	$7,250

- Global BWA LV market down ~31%
- Organic revenue decline of ~27%, as market decline is offset by 400 basis points of outgrowth

BorgWarner

Significant Sources of Liquidity

$ millions as of March 31, 2020*

Sources of Liquidity		Working Capital	
Cash	$901	Accounts Receivable	$1,735
Revolver	$1,500	Accts. Payable & Accr. Expenses**	$(1,793)
Term Loan*	$750	Inventory	$847

* Term Loan did not close until April 29, 2020
** Accounts payable comprises $(1,331) of this amount

- **March 31st.** $2.4B of liquidity, or 24% of 2019 sales
  - In Q1, increased revolver from $1.2B to $1.5B
  - Gross debt-to-EBITDA of 1.2x, which is well below 3.5x covenant
  - Expect to maintain covenant compliance and full access to revolver throughout 2020
- **April 29th**. Entered into $750 million delayed draw term loan (364-day facility)
- **Full Year 2020**. Expect to generate positive FCF of $100M to $300M

BorgWarner

Proactive Steps to Sustain Margin Profile and Competitiveness

($ in millions)



Restructuring Cost Savings

- Announced Feb 2020 (primarily COGS)
- Announced Apr 2019 (primarily SG&A)

$15 — 2019
$45-$55 — 2020
$95-$105 — 2021
$120-$130 — 2022
$135-$145 — 2023

Note: Table above includes ~$45M of savings related to April 2019 restructuring announcement

- Restructuring, closure or consolidation of manufacturing and/or technical centers in all major regions

- Consolidation of Turbo & ETS businesses

- Headcount reduction of up to an additional 1,600 employees

- Additional cash restructuring costs of up to $275 to $300M through 2023

- Positions company to sustain strong margin profile and overall long-term competitiveness

BorgWarner

BorgWarner Light Vehicle Net New Business Backlog

Average Light Vehicle Outgrowth 2021 to 2023


Combustion
~3%


Hybrid
~10%


Electric
~17%

- Expect 2021-2023 outgrowth in the 500bps range

- Increased content on Hybrid and Electric vehicles >100% of **<u>net</u>** new business backlog

- Current business pursuits will impact new business beyond 2023



Backlog Weighted to Asia

China 50%

Europe 10%

Americas 20%

Asia ex. China 20%

Note: Data represents regional breakdown of Net New Business Backlog

BorgWarner

Investment in Future Continues

R&D Spending and % Sales



Year	2016	2017	2018	2019	2020E
% Sales	3.8%	4.2%	4.2%	4.1%	5.0% to 5.5%
Spending	$343	$408	$440	$413	$400

- Restructuring enables continued investment
- R&D spending has shifted towards electrification

CapEx Spending and % Sales



Year	2016	2017	2018	2019	2020E
% Sales	5.5%	5.7%	5.2%	4.7%	5.9% to 6.0%
Spending	$501	$560	$546	$481	$430 To $480

- Spending to support future growth
- Efficient capital utilization enables focused and reduced spending

BorgWarner

Journey to Advanced Propulsion and Electrification

Complementing Organic Growth with Acquisitions

Launched electric drive module (eDM)

Launched 48-volt eBooster® electrically driven compressor in Daimler's latest 3.0-liter gasoline engine

Developed groundbreaking S-wind process for electric motors and alternators, winning 2018 PACE Award

Won contract to supply P2 on-axis hybrid modules to two leading Chinese automakers

Won first eTurbo™ award with European-based OEM with SoP in 2022

Unveiled fully integrated drive module (iDM) and secured first award with SoP in 2021



2015 · · · · · · · · · **2016** · · · · · · · · · **2017** · · · · · · · · · **2018** · · · · · · · · · **2019** · · · · · · · · · **2020**

Acquired rotating electric business to integrate with existing powertrain technology



Acquired industrial-focused power electronics portfolio



Acquired propulsion inverters and controls businesses for HEVs / EVs in specialty and commercial vehicle sectors

 

60/40 JV added battery packs and module management capabilities



Delphi Technologies

Acquiring industry-leading power electronics, software, calibration capabilities, and scale

      

Combined Inverter and DC/DC Converter   **On Board Charger**   **Battery Pack Controller**

Acquired Capabilities   Acquisition of Delphi Technologies

BorgWarner

A Propulsion Systems Leader, Well Positioned for the Future

BorgWarner's acquisition of Delphi Technologies will strengthen its propulsion systems leadership



✔ Reinforces leadership in electrified propulsion systems

✔ Increases electronics and power electronics scale, technology, talent and adds to system capabilities

✔ Enhances combustion, commercial vehicle, and aftermarket businesses, resulting in more balance across light and commercial vehicles as well as the aftermarket

✔ Consistent with BorgWarner's stated balanced combustion, hybrid, and electric propulsion strategy

BorgWarner

Update on Delphi Technologies Acquisition

Resolution of Asserted Breach

- On 5/6, companies resolved the dispute over BorgWarner's assertion that Delphi materially breached the debt covenant

- Resolution provides for a new closing condition:
    - Gross revolver balance outstanding cannot exceed $225 million
    - Revolver balance outstanding <u>less</u> cash balances cannot exceed $115 million
    - Net debt to Adj. EBITDA threshold

- Equity exchange ratio has been reduced to 0.4307, which is a 5% reduction

Integration Work Continues

- Integration teams continue to work diligently toward transaction closing

- Ongoing regulatory filings in process in several geographies

- Closed on $750 million delayed-draw term loan to support potential financing needs at closing

- Expected transaction closing remains in second half of 2020

BorgWarner

Delphi Technologies Overview

 Deep expertise in Electrification with differentiated **power electronics** and **software capabilities**

 Expect Powertrain to remain a highly profitable business providing a wide range of engine and fuel handling components

 Broad aftermarket product portfolio with respected brand and deep relationships with both OES and IAM

 Strong position in high pressure fuel injection systems for LV and CV

$4.4 billion
2019 Revenue

~21,000
Employees

Sales Mix by Business

2019



- Aftermarket 19%
- Electronics[1] 18%
- Light Vehicle Diesel 14%
- GDi 9%
- Commercial Vehicle Diesel 14%
- Powertrain Products 26%

2023E[2]



- Aftermarket 19%
- Electronics[1] 27%
- Light Vehicle Diesel 4%
- GDi 18%
- Commercial Vehicle Diesel 12%
- Powertrain Products 20%

(1) Electronics includes power electronics, ECU, and other gas electronics.
(2) 2023 uses BorgWarner's sales mix by business estimates

BorgWarner

Delphi Technologies Electronics Overview



2019

18%

Power Electronics

- ~25% of electronics business from power electronics

- Broad high voltage power electronics portfolio to serve most emerging xEV architectures

- State-of-the art high voltage inverter business

- ~30% CAGR through 2023



HV Inverters



DC-DC Converter

 

Battery Pack Controller · On-Board Chargers



Combined Units

ECUs

- Broad range of ECUs and systems & software integration capabilities

- High level of vertical integration

- Transferable software, controls and system know-how

- Brings scale in purchasing, capacity and customer reach



Engine Controller



Transmission Controllers



Local Controllers



Domain Controllers

BorgWarner

Delphi Technologies Business Overview (Cont'd)

Powertrain Products



2019

26%

- Wide range of engine and fuel handing components to help monitor, control, and optimize powertrain efficiency in conventional and hybrid vehicles

- Modest near-term revenue declines, but strong profitability and cash generation



Ignition



Valvetrain (VCT & VVT)



Fuel Module



Sensor



EACV



Actuator



Canisters

Aftermarket



2019

19%

- Broad product portfolio spanning across passenger and commercial vehicles, heavy commercial vehicles, and off-highways

- ~$1.4 billion of combined aftermarket sales, positions the combined company as a leading automotive aftermarket supplier

- Opportunity to meaningfully enhance operational efficiency

- Stable, modestly growing revenue base, which should generate strong cash flows



Gas & Diesel Fuel Systems



Electronics & Engine Management



Diagnostics & Testing

Maintenance Solutions

BorgWarner

Delphi Technologies Business Overview (Cont'd)

Light Vehicle Fuel Injection

2019



23%

- GDi growth driven by advanced emission standards and decline of light vehicle diesel in Europe

  - Penetration rate in hybrids to increase from nearly 50% today to >75% by 2029

- Path to profitability on GDi supported by growing volume, proven technologies, and low competition

- Light vehicle diesel revenue decline likely to stabilize over coming years, as portfolio approaches ~5% of total company revenues



Fuel Assembly / Delivery



500+ Bar Direct Injection

Commercial Vehicle Diesel Injection

2019



14%

- Strong profitability and cash generation enabled by low cost global manufacturing footprint with a skilled and flexible engineering team

- High pressure commercial vehicle diesel systems with leading technology

- Transition of off-highway applications from mechanical systems to common rail in China & India drives growth

- Aside from normal market cyclicality, expected to provide relatively stable revenue base over extended horizon



MD Common Rail



HD Common Rail

BorgWarner

Strengthens Scale and Expertise in Electrification



Mechanical, clutching, and hydraulic controls expertise



**eGearDrive®
Transmission**

+



Award-winning motors provide industry leading technology



**Electric Drive
Motor**

+



Leadership in power electronics, software, and controls



**High Voltage
Inverter**

=



**Integrated Drive Module
(iDM)**

Well positioned to take advantage of future propulsion migration

Representative Example

BorgWarner

Strengthens Combustion Leadership



Combustion





Boosting
Technologies

Exhaust Gas
Management

**Air Path, Mechanical, and All
Wheel Drive**







Fuel Assembly /
Delivery

Engine / Transmission
Controllers

**Fuel Injection and
Electronics**

Representative Examples

Enhances Market Balance

End Market Mix (2019 Sales)



Aftermarket
9%

Commerical Vehicle OEM
16%

Light Vehicle OEM
75%

Geographic Mix (2019 Sales)



RoW
2%

Asia Pacific
27%

Europe
39%

North America
32%

Enhanced end market exposure to commercial vehicle and aftermarket while maintaining geographic mix

BorgWarner

Potential Revenue Synergies Support Long-term Outgrowth Opportunities

Light Vehicle Customers	Products
Customer A	BEV iDM
	P4 iDM
Customer B	HV P2
	Motor + Inverter
	HV P4
Customer C	BEV iDM
Customer D	P2
	BEV iDM
Customer E	HV P2
Customer F	P2
Customer G	P4 iDM
Customer H	BEV iDM
Customer I	Motor + Inverter
Customer J	Motor + Inverter
Customer K	Motor + Inverter



Focused Pursuit Opportunities



>$0.7B

2025

>$1.3B

2027

- Represents top 15 opportunities identified jointly during due diligence

- Projected awards over next 18 to 24 months

- Start of production generally in 2024 and 2025

BorgWarner



Appendix







Evolution of Combustion, Hybrid, and Electric (“C-H-E”) Mix

2023 Light Vehicle Market (Units)
2023 Light Vehicle Net Sales Mix
8%
25%
67%
IHS
6%
30%
64%
BWA
12%
29%
59%
DLPH
8%
29%
63%
Pro Forma BWA
Electric
Hybrid
Combustion

Consistent with BorgWarner’s stated C-H-E propulsion strategy

Source: IHS light vehicle (Original Equipment) market data as of December 2019. BorgWarner and Delphi Technologies’ estimated breakdown based on LV sales.

Combined Capabilities Across Propulsion Types


Combustion


Hybrid


Electric

BorgWarner

Boosting Technologies

All Wheel Drive & Cross Axle Systems

Engine Timing Systems

Exhaust Gas Management

Starters & Alternators

Thermal Management

Transmission Technologies

Variable Valvetrain Systems

eBooster® electrically driven compressor

Integrated Belt Alternator Starter Systems

P2 Hybrid Modules On / Off Axis

Dual Clutch Modules

Turbochargers

Power Electronics

Electric All Wheel Drive

High Voltage Battery / Coolant Heater

eGearDrive® Transmission

Battery Module

Electric Drive Motor

Electric Drive Module

Power Electronics

Delphi Technologies

Fuel Assembly / Delivery

Smart Remote Actuator

Engine Controller

Inverters

Combined Units

Battery Pack Controller

Local Controllers

Software & Calibration

Canisters

Engine Air Control Valve

Transmission Controllers

DC-DC Converter

On-Board Chargers

Domain Controllers

Power Modules

Application-Specific Integrated Circuits

Note: Representative selection of product portfolios.

BorgWarner

Penetration Rates Continue to Grow



Combustion



Turbochargers

2019	2029
51%	52%



Exhaust Gas Recirculation

2019	2029
11%	36%



Variable Cam Timing

2019	2029
71%	70%



GDi**

2019	2029
41%	51%

*Technology penetration: IHS (Mar 2020)
**Delphi Technologies product

BorgWarner

Penetration Rates Continue to Grow


Hybrid

Technology Penetration* %

Turbochargers



- 2019: 34%
- 2029: 73%

Dual Clutch Modules



- 2019: 17%
- 2029: 35%

Variable Cam Timing



- 2019: 83%
- 2029: 84%

GDi**



- 2019: 48%
- 2029: 78%

*Technology penetration: IHS (Mar 2020)
**Delphi Technologies product

BorgWarner

No Offer or Solicitation

This communication is being made in respect of the proposed acquisition (the "proposed transaction") of Delphi Technologies by BorgWarner Inc. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this communication is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any securities issued in the proposed transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the Securities Act.

Participants in the Solicitation

Delphi Technologies, BorgWarner and certain of their respective directors, executive officers and employees may be deemed "participants" in the solicitation of proxies from Delphi Technologies shareholders in respect of the proposed transaction. Information regarding the foregoing persons, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed on Schedule 14A with the Securities and Exchange Commission (the "SEC") on March 11, 2020 (the "preliminary proxy statement") and will be set forth in a definitive proxy statement and any other relevant documents to be filed with the SEC. You can find information about Delphi Technologies' directors and executive officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its definitive proxy statement filed with the SEC on Schedule 14A on March 15, 2019. You can find information about BorgWarner's directors and executive officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its definitive proxy statement filed with the SEC on Schedule 14A on March 15, 2020.

Additional Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Delphi Technologies filed with the SEC the preliminary proxy statement, and Delphi Technologies will file with the SEC and furnish to its shareholders a definitive proxy statement on Schedule 14A and other relevant documents. This communication does not constitute a solicitation of any vote or approval. Before making any voting decision, Delphi Technologies' shareholders are urged to read the proxy statement and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction or incorporated by reference in the proxy statement carefully and in their entirety when they become available because they contain or will contain important information about the proposed transaction and the parties to the proposed transaction.

Investors are able to obtain free of charge the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC (when available) at the SEC's website at http://www.sec.gov. In addition, the preliminary proxy statement, the definitive proxy statement and Delphi Technologies' and BorgWarner's respective annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, are available free of charge through Delphi Technologies' and BorgWarner's websites at www.delphi.com and www.borgwarner.com, respectively, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

General

The release, publication or distribution of this communication in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this communication and all other documents relating to the proposed transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the proposed transaction should be made only on the basis of the information contained in the proxy statement and other relevant documents. Delphi Technologies shareholders are advised to read carefully the formal documentation in relation to the proposed transaction once the proxy statement and other relevant documents have been dispatched.

BorgWarner